FEDERATED HERMES INCOME SECURITIES TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

April 16, 2024

EDGAR Operations Branch
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

RE:	FEDERATED HERMES INCOME SECURITIES TRUST (the “Registrant”)
Federated Hermes Intermediate Corporate Bond Fund (the “Fund”)
1933 Act File No. 033-03164
1940 Act File No. 811-04577

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Registrant hereby submits this application for withdrawal of Post-Effective Amendment No. 244 under the 1933 Act and Amendment No. 237 under the Investment Company Act of 1940, as amended, to the Registrant’s Registration Statement on behalf of the Fund filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on April 15, 2024 under Accession Number 0001623632-24-000481 (the “Amendment”).

The Registrant is making this application for withdrawal due to an error in the submission header of the Fund’s Amendment wherein a new series, instead of a new share class, was indicated. Therefore, withdrawal of the Amendment would be consistent with the public interest and the protection of investors. No securities were sold in connection with the Amendment. The Registrant intends to refile a post-effective amendment to the Registration Statement to correct the inadvertent error in the submission header.

The Registrant, therefore, respectfully requests, pursuant to Rule 477(a) under the 1933 Act, that the Securities and Exchange Commission withdraw the Amendment.

If you have any questions regarding this application for withdrawal, please contact Allison Miller at (412) 288-8652 or Allison.Miller@FederatedHermes.com.

Very truly yours,

/s/ George F. Magera
George F. Magera
Assistant Secretary